ROBERTO COSTA ENGENHARIA LTDA

CONSENT OF AUTHOR

To: Board of Directors,
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2008 for the year ended December 31, 2007, of the description of the report titled Technical Report on the Vila Nova Iron Ore Project and dated July 31, 2007 and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the Vila Nova Iron Ore Project and to the use of my name in this annual report as a named expert.

Dated as of this 28th day of March 2008.

RCosta

Roberto Rodrigues Costa
Mining and Metallurgical Engineer
Registered on CREA (an Engineering and Architecture Brazilian Regional Department) – under number 4381

Rua Fernandes Tourinho, 735 - Sl 803 - Bairro de Lourdes - Belo Horizonte/MG - Cep 30112-000
Fone/Fax: (31) 3287-3734 - Celular: 9973-0637 - e-mail: rcenge@vento.com.br